UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K104

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

August 15, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64049K104	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,469,838 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,469,838 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,469,838 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 3,257,423 shares of common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) issuable upon the exercise of 3,257,423 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 105,333 shares of Common Stock underlying 105,333 non-qualified options exercisable for Common Stock (“Stock Options”).
(2)	Based on 44,021,429 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2023.

CUSIP No. 64049K104	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,469,838 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,469,838 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,469,838 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 3,257,423 shares of Common Stock issuable upon the exercise of 3,257,423 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 105,333 shares of Common Stock underlying 105,333 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 64049K104	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,472,098 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,472,098 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,472,098 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 3,257,423 shares of Common Stock issuable upon the exercise of 3,257,423 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 105,333 shares of Common Stock underlying 105,333 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 64049K104	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,472,098 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,472,098 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,472,098 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 3,257,423 shares of Common Stock issuable upon the exercise of 3,257,423 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 105,333 shares of Common Stock underlying 105,333 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

Amendment No. 15 to Schedule 13D

This Amendment No. 15 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 5(c) are incorporated herein, by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 15 is being filed to report the additional acquisition of more than 1 percent of the outstanding common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) .. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 15 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Issuer Pre-Funded Warrants by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	Pre-Funded Warrants
667, L.P.	494,133	1,199,122
Baker Brothers Life Sciences, L.P.	5,612,949	10,283,888
Total	6,107,082	11,483,010

The Issuer Pre-Funded Warrants have no expiration date and are exercisable for Common Stock on a 1-for-1 basis subject to limitations on exercise discussed below. The Issuer Pre-Funded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.  As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock. On July 18, 2023, the Adviser on behalf of the Funds submitted revocable written notice to the Issuer to raise the Maximum Percentage from 9.99% to 19.99% on the 1,199,122 and 10,283,888 Issuer Pre-Funded Warrants held by 667 and Life Sciences, respectively. This increase in the Maximum Percentage will become effective on September 17, 2023.

Ms. Boyd currently serves on the Board as a representative of the Funds. Ms. Boyd holds 22,000 options to purchase Common Stock (“Stock Options”) at an exercise price of $2.82 expiring October 9, 2029, 25,000 Stock Options at an exercise price of $12.84 expiring May 4, 2030, 25,000 Stock Options at an exercise price of $11.40 expiring May 10, 2031, and 25,000 Stock Options at an exercise price of $1.07 expiring May 11, 2032, each of which are vested as of the date of this filing. Ms. Boyd also holds 25,000 Stock Options at an exercise price of $0.79 per share, which vest in twelve equal monthly installments beginning on July 8, 2023 and expiring on June 7, 2033, 8,333 of which are vested as of 60 days from the date of this filing.

The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as director’s compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as director’s compensation.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Ms. Boyd as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Ms. Boyd received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker each directly hold 2,260 shares of Common Stock previously received from in-kind distributions.

(c) The following transactions in Common Stock were effected by the Funds during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the Reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
667, L.P.	8/15/2023	143,519	Purchase	0.6308	1
Baker Brothers Life Sciences, L.P.	8/15/2023	1,740,581	Purchase	0.6308	1
667, L.P.	8/15/2023	358	Purchase	0.6650
Baker Brothers Life Sciences, L.P.	8/15/2023	4,342	Purchase	0.6650
667, L.P.	8/16/2023	17,124	Purchase	0.6805	2
Baker Brothers Life Sciences, L.P.	8/16/2023	207,676	Purchase	0.6805	2
667, L.P.	8/16/2023	366	Purchase	0.6828
Baker Brothers Life Sciences, L.P.	8/16/2023	4,434	Purchase	0.6828
667, L.P.	8/17/2023	7,676	Purchase	0.6924	3
Baker Brothers Life Sciences, L.P.	8/17/2023	93,091	Purchase	0.6924	3
667, L.P.	8/17/2023	5,041	Purchase	0.6928	4
Baker Brothers Life Sciences, L.P.	8/17/2023	61,134	Purchase	0.6928	4

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.615 to $0.68. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.6701 to $0.6991. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.6899 to $0.7100. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.6800 to $0.7065. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2023

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker